

Mail Stop 6010

August 24, 2007

VIA U.S. MAIL and FACSIMILE

Yaniv Arieli
Chief Financial Officer
CEVA, Inc.
2033 Gateway Place, Suite 150
San Jose, California 95110-1002

> **RE: CEVA, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-49842**

Dear Mr. Arieli:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26

Liquidity and Capital Resources, page 39

1.   We see that you present the non-GAAP measures, "net cash provided by operations excluding a net investment in marketable securities" for 2006 and "net cash provided by operations excluding disposal of marketable securities and restructuring and reorganization costs" for 2005 and 2004. Item 10(e)(1)(ii) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement from a non-GAAP liquidity measure. As such, please revise future filings to remove the non-GAAP measures or explain to us how you have complied with Item 10(e) of Regulation S-K. You may continue to highlight for investors any items included in cash flows from operations for the periods.

Item 9A. Controls and procedures, page 41

2.   We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in timely alerting them to material information required to be included in this report." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please apply this guidance to future filings.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 43

3.   We see from Note 9 that the majority of your operations and properties are located in the United States but that your financial statements are audited by an independent registered public accounting firm located in Tel Aviv, Israel. The Staff interprets Article 2 of Regulation S-X to require the audit report on the financial statements of a registrant that is not a foreign private issuer to be rendered ordinarily by an auditor licensed in the United States. Please tell us how you have complied with Article 2 to Regulation S-X in your selection of an auditor and discuss the factors you considered relevant when evaluating the appropriateness of that selection. Discuss each of the following:

- The location of the majority of your assets, revenues, and operations.
- The percentage of your assets, revenues, and operations located in the country where the auditor resides.
- The members of your management and percentage of accounting records located in the US and in Israel.
- Whether the majority of the audit work is conducted inside or outside the US.

Also refer to Section V-K to the International Reporting and Disclosure Issues in the Division of Corporation Finance document which is available on our website at www.sec.gov.

Note 4. Investment in Other Company, Net, page F-19

4.   We note that you transferred your GPS technology and business to GloNav in exchange for equity ownership in GloNav. Please describe your level of continuing involvement in GloNav. Tell us your reasons for concluding that recognition of the transaction as a divestiture for accounting purposes is appropriate. Please refer to SAB Topic 5E.

5.   Revise this note in future filings to disclose the existence of any commitments and contingencies to GloNav. Additionally, please disclose the circumstances under which you would recognize the gain deferred from the divestment. Please refer to SAB Topic 5U.

6.   Tell us and revise future filings to disclose how you determined the $5.9 million value attributed to the equity investment in GloNav. In addition, please disclose how you determined the amount of impairment recorded to goodwill and intangible assets for the GPS technology and business.

7.   Tell us and revise future filings to clarify whether you are accounting for the investment in GloNav under the cost or equity method of accounting. Please discuss how you considered your ability to exercise significant influence over GloNav when concluding on the appropriate accounting treatment for the investment.

Note 12. Reorganization, Restructuring and Severance Charge, page F-32

8.   We see that you recognized a charge in 2004 and 2005 related to under-utilized building operating lease obligations. We see that the charge of approximately $3 million is still accrued at December 31, 2006 related to the property in Dublin, Ireland. Please tell us how you considered paragraphs 15 and 16 of SFAS 146 in determining the timing of the accrual for contract termination and continuing lease charges for the Dublin property. It is unclear from your disclosure whether the contract has been terminated and whether the company has ceased to occupy

the property and how this impacts the timing of the accrual.   Please also clarify in your response and in future filings the composition and nature of the charges included in the provision for future operating lease charges on idle facilitates.

9.   As a related matter, we see from page 12 in the Form 10-Q for June 30, 2007 that there is outstanding litigation related the Dublin property. We note that the landlord is requesting full payment of past rent in the amount of 1,198 Euro. Please tell us whether this amount is included in the restructuring accrual or how this demand is otherwise related to the amounts included in the accrual at December 31, 2006 and June 30, 2007.

Form 10-Q for the quarterly period ended June 30, 2007

Condensed Consolidated Financial Statements

Note 6. Common Stock and Stock-Based Compensation Plans, page 9

10.   We note that you issued options to purchase 754,500 shares of common stock and recognized stock based compensation expense of $1,150,000 during the six months ended June 30, 2007. We also see that you issued options to purchase 213,500 shares of common stock and recognized stock based compensation of $984,000 during the six months ended June 30, 2006. We note that you changed the method for valuing stock based compensation awards from the Black-Scholes method to the Monte-Carlo simulation model effective January 1, 2007. Due to the significant increase in options issued during the six months ended June 30, 2007, please tell us why there would not be a more significant increase in the amount of stock based compensation recognized in 2007 compared to 2006.

Form 8-K dated July 24, 2007

11.   We see that you highlight "pro forma non-GAAP net income" in the headline to the press release included as Exhibit 99.1. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Please revise your discussions in all future filings to fully comply with the requirements of Item 10.

12.   We note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

13.   In future filings please provide a reconciliation of non-GAAP basic and diluted net income per share to the most directly comparable GAAP measure, which includes a reconciliation of the numerators, as well as the weighted average number of common shares used in computing non-GAAP basic and diluted net income per share, to the amounts used when calculating the GAAP amounts.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3671 if you have questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant